[Chiquita Brands International, Inc. Letterhead]

January 6, 2015

VIA EDGAR SUBMISSION

Mr. Justin Dobbie
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Chiquita Brands International, Inc.
Application for Withdrawal of Registration Statement on Form S-3
File No. 333-190585

Dear Mr. Dobbie:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Chiquita Brands International, Inc., a New Jersey corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-190585), together with all exhibits thereto, initially filed on August 12, 2013, and as amended on December 23, 2013 (the “Registration Statement”). The Registration Statement has not been declared effective.

No securities have been sold under the Registration Statement. The Registrant is requesting withdrawal of the Registration Statement because the Registrant has merged with an entity affiliated with the Cutrale Group and the Safra Group (“Cutrale/Safra”). Therefore, the Registrant will not proceed with the registration and sale of securities as contemplated by the Registration Statement.

The Registrants also respectfully request, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use.

[Signature Page Follows]

Mr. Justin Dobbie
Division of Corporation Finance
Securities and Exchange Commission

January 6, 2015

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Bridget C. Hoffman at Taft Stettinius & Hollister LLP, at (513) 357-9363 or by email at hoffman@taftlaw.com.

Very truly yours,

/s/ Brian W. Kocher
Brian W. Kocher
President and Chief Executive Officer